Exhibit 99.2

Share and Debt Transfer Agreement

This Share and Debt Transfer Agreement (this “Agreement”) is made in Chaoyang District, Beijing, the People’s Republic of China (the “PRC”) as of October 24, 2022 by and among:

1.	Yinchuan Chuanxi Technology Co., Ltd., a limited liability company duly incorporated and validly existing under the PRC Laws with the unified social credit code of 91640100MA76KDJY9H (“Yinchuan Chuanxi” or the “Company”);

2.	Ningxia Fengyin Business Management Counseling Partnership (L.P.), a limited partnership duly incorporated and validly existing under the PRC Laws with the unified social credit code of 91640100MA76KCP57N (“Ningxia Fengyin”); and

3.	Pintec (Yinchuan) Technology Co., Ltd., a limited liability company incorporated under the PRC Laws with the unified social credit code of 91640100MA76G1J49Q (the “Pintec”).

Each of the foregoing parties is referred to herein individually as a “Party” and collectively as the “Parties”, and is the “Other Party” as to the other Parties hereto.

WHEREAS:

1.	The Parties entered into a certain Share Transfer Agreement in respect of Yinchuan Chuanxi Technology Co., Ltd. (the “Original Share Transfer Agreement”) in October 2020, regarding the transfer by Ningxia Fengyin of all shares held by it in the Company to Pintec at the price of RMB400 million (the “Original Share Transfer Price”, and the transaction, the “Original Share Transfer”). As of the date of this Agreement, Pintec has not paid the Original Share Transfer Price to Ningxia Fengyin. In October 2020, the Parties entered into a certain Supplementary Agreement (the “Supplementary Agreement I”), which sets forth the supplementary agreement with respect to the payment of the Original Share Transfer Price and grant of the Warrant (as defined in the Supplementary Agreement I), among others. In October 2020, the Parties entered into another Supplementary Agreement (the “Supplementary Agreement II”), which sets forth the supplementary agreement with respect to the grace period for the Fixed Capital Arrangement under the Original Share Transfer Agreement (as defined in the Supplementary Agreement II), adjustment to the Transfer Price (as defined in the Supplementary Agreement II), and adjust to the Warrant, among others. In October 2020, the Parties entered into another Supplementary Agreement (the “Supplementary Agreement III”, collectively with the Share Transfer Agreement, the Supplementary Agreement I and the Supplementary Agreement II, the “Existing Agreements”), which sets forth the use of funds under the Fixed Capital Arrangement, transfer of profits of MicroCred (as defined in the Supplementary Agreement III), pledge of shares, among others.

2.	The Parties have completed the closing of the Original Share Transfer (the “Original Closing”) on 【October 22, 2022】 (the “Original Closing Date”), in which Ningxia Fengyin delivered the licenses, certificates, seals, organizational documents and financial and tax materials (including bank accounts (and related passwords and keys), USB keys and related administrative permissions) to Pintec. After the completion of the Original Closing, Pintec has become the shareholder of the Company, holds 100% of the shares of the Company, enjoys the corresponding rights as a shareholder, and actually controls the bank accounts and all assets of the Company.

3.	On 【November 20, 2022】, the Company provided an interest-free loan of RMB400 million to Pintec, of which, Pintec repaid RMB【306 million】 on 【July 18, 2022】, and stills owes RMB【94 million】 to the Company as of the date of this Agreement (the “Target Debt”).

4.	Pintec wishes to transfer all shares held by it in the Company and the Target Debt owed by it to the Company to Ningxia Fengyin, and subject to the provisions of this Agreement, Ningxia Fengyin agrees to acquire all shares of the Company and the Target Debt, and the Company agrees with the transfer by Pintec of the Target Debt to Ningxia Fengyin (the “Transaction”).

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NOW THEREFORE, through friendly negotiation on an equal footing, the Parties hereby enter into this Agreement for mutual compliance:

1.	The Transaction and Closing

(1)	The Transaction: Pintec agrees to transfer all shares held by it in the Company and the Target Debt of RMB【94 million】owed by it to the Company to Ningxia Fengyin at the price of RMB【306 million】 (the “Share Transfer Price”), Ningxia Fengyin agrees to acquire all shares of the Company and the Target Debt at such price, and the Company agrees with the transfer by Pintec of the Target Debt to Ningxia Fengyin.

(2)	Transaction price: Pintec and Ningxia Fengyin unconditionally and irrevocably acknowledge and agree that the Original Share Transfer Price of RMB【400 million】 payable by Pintec to Ningxia Fengyin in connection with the Original Share Transfer shall be set off against the Share Transfer Price of RMB【306 million】 payable by Ningxia Fengyin to Pintec hereunder; after such set-off, as of the Closing Date (as defined below), Ningxia Fengyin shall be deemed to have paid the Share Transfer Price of RMB【306 million】 to the Company, and Pintec shall be deemed to have paid RMB【306 million】 to Ningxia Fengyin as part of the Original Share Transfer Price, and still owes RMB【94 million】 to Ningxia Fengyin (the “Outstanding Original Share Transfer Price”).

(3)	Closing

(a)	The closing of the Transaction (the “Closing”) shall take place on the date of this Agreement or at such other time as the Parties may agree (the “Closing Date”). From the Closing Date, Ningxia Fengyin shall become the formal shareholder of the Company, hold all of the shares of the Company, and have the corresponding rights and obligations as a shareholder. The Company unconditionally and irrevocably agrees that, from the Closing Date, the Target Debt shall be transferred by Pintec to Ningxia Fengyin, and Ningxia Fengyin shall have the obligation to repay the Target Debt of RMB【94 million】to the Company, which shall not longer be the obligation of Pintec.

(b)	The Parties agree that, on the Closing Date, Ningxia Fengyin and Pintec shall dispatch their respective representatives to the place of office of the Company or such other place as agreed by the Parties, to go through the handover procedures in respect of the assets, documents and files of the Company. The representatives of Ningxia Fengyin shall take over the assets, documents and files of the Company as set forth below, and execute a handover form in writing to acknowledge the receipt thereof:

(i)	Licenses and certificates, including the original and duplicate copies of the business license of the Company;

(ii)	Seals, including the common seal, contract seal, financial seal and other seals of the Company;

(iii)	Organizational documents, including the articles of association, register of shareholders (if any), certificates of capital contribution, registration documents filed with the registration authority (if any), minutes and resolutions of the meetings of shareholders (or decisions of the shareholders), and minutes and resolutions of the meetings of the board of directors (or decisions of the managing director) since the Original Closing Date; and

(iv)	Financial and tax materials, including bank accounts (and related passwords and keys), USB keys and related administrative permissions.

(c)	Pintec and Ningxia Fengyin agree and acknowledge that Pintec shall pay the interest on the Outstanding Original Share Transfer Price of RMB【94 million】in accordance with the Existing Agreements from the Closing Date, and the Outstanding Original Share Transfer Price of RMB【94 million】 to Ningxia Fengyin within the time limit set forth in the Existing Agreements or such other period as may be agreed on by the Parties.

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2.	Ningxia Fengyin unconditionally and irrevocably covenants and warrants to Pintec that after the Closing Date, Ningxia Fengyin or its designee shall provide a loan of RMB【306 million】 (the “Subsequent Loan”) to Pintec or its affiliate directly in cash or through such other arrangement as may be agreed on by the Parties then, within five (5) days following receipt of written request from Pintec. Ningxia Fengyin, Pintec and other related parties (if any) shall execute a written agreement with respect to the Subsequent Loan through consultation. For the avoidance of doubt, the terms of such loan agreement, including without limitation the loan interest, loan term and use of loan, shall not be more unfavorable than the terms of the Existing Agreements. If Ningxia Fengyin or its designee fails to provide the Subsequent Loan to Pintec or its affiliate pursuant to this Clause, the arrangement about the Warrant under the Existing Agreements shall automatically terminate, and the Warrant Holder (as defined in the Supplementary Agreement I) shall have no right to purchase certain amount of the American Depositary Shares of Pintec Technology Holdings Limited pursuant to the Warrant.

During the period after the Closing Date and before the expiration of the Exercise Period (as defined in the Supplementary Agreement I) for the Warrant, if the Warrant Holder has exercised the Warrant in full, then pursuant to the provisions of the Existing Agreements and this Agreement, Pintec does not need to pay any Original Share Transfer Price to Ningxia Fengyin with respect to the Original Share Transfer, including the Original Share Transfer Price of RMB【306 million】 that Pintec is deemed to have paid pursuant to this Agreement. In such case, Ningxia Fengyin shall return the Original Share Transfer Price of RMB【306 million】 already paid by Pintec to the bank account designated by Pintec within five (5) days following receipt of written notice from Pintec. If the Warrant Holder has exercised the Warrant partially, the transfer price for 100% of the shares of the Company acquired by Pintec through the Original Share Transfer shall be adjusted into the Outstanding Cash Price (as defined in the Supplementary Agreement I); and if the Original Share Transfer Price of RMB【306 million】 that Pintec is deemed to have paid pursuant to this Agreement is higher than the Outstanding Cash Price, Ningxia Fengyin shall return an amount equal to the difference between the Original Share Transfer Price of RMB【306 million】 already paid by Pintec and the Outstanding Cash Price to the bank account designated by Pintec within five (5) days following receipt of written notice from Pintec.

3.	The terms and provisions of this Agreement, the existence of this Agreement and any information provided by a Party to the other Parties in connection with the negotiation, execution and performance of this Agreement shall be deemed as confidential information (the “Confidential Information”), and shall not be disclosed to any third party unless otherwise provided herein. If any Confidential Information is required by the applicable laws to be disclosed, to the extent permitted by the applicable laws, the disclosing Party shall consult the other Parties with respect to the disclosure or submission of such information within a reasonable time prior to the disclosure or submission thereof. Each Party shall have the right to disclose the Confidential Information to its investors, directors, employees and professional advisors, provided that the individuals or entities accessing such information shall agree to be bound by the obligation of confidentiality at least as protective as those set forth in this Clause, and the disclosing Party shall be jointly and severally liable for the obligation of confidentiality of such individuals and entities.

4.	Any Party that breaches this Agreement shall indemnify the non-breaching Party for any and all expenses, liabilities and losses arising therefrom, including without limitation the interest and attorney’s fee incurred by the non-breaching Party.

5.	The execution, validity, performance, interpretation, termination and dispute resolution in respect of this Agreement shall be governed by the PRC laws. Any dispute shall be settled by the Parties through friendly consultation. If any dispute fails to be settled within thirty (30) days after any Party proposes to the other Parties to settle such dispute through consultation, either Party may submit such dispute to the Beijing Arbitration Commission for resolution by arbitration in accordance with the arbitration rules of the Beijing Arbitration Commission then in effect. The arbitration shall be conducted in Beijing. The language of arbitration shall be Chinese. The arbitration award shall be final and binding upon the Parties. During the arbitration proceedings instituted pursuant to this Clause, this Agreement shall remain in full force and effect, except the matters in dispute, and the Parties shall continue to perform their respective obligations and exercise their respective rights hereunder, except the obligations in dispute.

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6.	Each Party shall be responsible for all taxes and other transaction costs (if any) payable by it in connection with the matters hereunder pursuant to the applicable laws.

7.	In case of any discrepancy or conflict between the provisions of the Existing Agreement and this Agreement, the provisions of this Agreement shall prevail. The matters not specifically addressed herein shall continue to be governed by the Existing Agreements.

8.	Unless otherwise expressly specified herein, the terms used but not defined in this Agreement shall have the meanings ascribed to them in the Existing Agreements.

9.	This Agreement shall be made in three (3) counterparts, one (1) counterpart to be held by the Parties respectively with equal legal effect.

10.	Any supplement or amendment to this Agreement shall be made in writing

[End of text, signature page follows]

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IN WITNESS WHEREOF, the Parties have caused this Share and Debt Transfer Agreement to be executed by their respective authorized representatives on the date first written above.

Yinchuan Chuanxi Technology Co., Ltd. (seal)
By:
Name: XU Ning
Title: Legal representative

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IN WITNESS WHEREOF, the Parties have caused this Share and Debt Transfer Agreement to be executed by their respective authorized representatives on the date first written above.

Ningxia Fengyin Business Management Counseling Partnership (L.P.) (seal)
By:
Name:
Title: Authorized representative

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IN WITNESS WHEREOF, the Parties have caused this Share and Debt Transfer Agreement to be executed by their respective authorized representatives on the date first written above.

Pintec (Yinchuan) Technology Co., Ltd. (seal)
By:
Name: SUN Xin
Title: Legal representative

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